SAMPLE OF COMPANY'S STANDARD STOCK CERTIFICATE CONTAINING THE FOLLOWING
INFORMATION:


1.  Number of certificate    0
2.  Number of shares represented by certificate     0
3.  Title of stock and CUSIP number   COMMON   089155105
4.  Name of stockholder     NONE
5.  Date of issuance    NONE
6.  Corporate seal   BIG FLASH CORPORATION CORPORATE SEAL DELEWARE
7.  Signatures of president and secretary of corporation at time of issuance.
    GEOFF WILLIAMS     H.D. WILLIAMS